FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THE SIGNING OF THREE CIVIL CONSTRUCTION AND ONE INDUSTRIAL CONSTRUCTION CONTRACTS

TOTALING Ps. 665.2 MILLION

Mexico City, July 5, 2006 – Empresas ICA, S.A. de C.V., the largest engineering, procurement, and construction company in Mexico, announced today that it had been awarded and signed four contracts with a total value of Ps. 665.2 million. Three civil construction contracts were signed with public sector institutions for Ps. 389.2 million. Additionally, ICA Fluor signed an industrial construction contract with PEMEX for US$ 24 million.

The civil construction contracts made through direct assignment by the Ministry of the Navy to Ingenieros Civiles Asociados, S.A. de C.V., are:

•

The construction of installations in the naval station at Isla Mujeres, Quintana Roo. The fixed price contract for Ps. 118.8 million will be executed over 167 days, with scheduled delivery on November 30, 2006. The project includes a building renovation and the provisional provision of services during the construction stage of the building.

•

The construction of installations in the naval station at Cozumel, Quintana Roo. The mixed price contract for Ps. 56.3 million will be executed over a period of 167 days, with scheduled delivery on November 30, 2006. The project includes the construction of buildings and installations in the command and control center, the administrative and services installations, and a clinic.

In addition, the National University of Mexico (UNAM) awarded, through an international public bidding process, the contract to ICA for the construction of the Visual Arts Gallery Museum, parking, and a plaza in the cultural zone of the University City in Mexico City. The fixed price contract for Ps. 214.2 million will be executed over a term of 366 days, to be delivered in June 2007.

Finally, ICA Fluor, the industrial engineering company jointly owned by Fluor Corporation and ICA, signed a contract for the fabrication of two super lightweight offshore platforms for PEMEX. The contract is a 198-day unit price project that includes engineering, procurement, construction, load out, and seabed fastening. Scheduled completion is November 2006. These sleek and lightweight platforms, with a total weight of approximately 1,600 tons, will be fabricated at Industria del Hierro’s Mata Redonda yards in Veracruz State,

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PRESS RELEASE

Mexico. These two structures will help increase oil production in PEMEX’s Southwest Region fields in the Gulf of Mexico.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx .

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance